January 22, 2020

Madeline Cammarata
President and CEO
Green Stream Holdings Inc.
22809 Pacific Coast Highway
Malibu, California 90265

       Re: Green Stream Holdings Inc.
           Form 1-A/A filed on December 31, 2019
           Response Letter dated January 14, 2020
           File No. 024-11086

Dear Ms. Cammarata:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2020 letter.

Form 1-A/A filed on December 31, 2019

Correspondence letter filed on January 14, 2020
Consolidated financial statements - April, 30, 2019, page 1

1. We note the unaudited consolidated financial statements for the years ended April 30,
       2019 and 2018 that were provided as an annex to your correspondence letter dated
       January 14, 2020. Please revise your financial statements in your next amendment to address the following:

       1) Provide a supplemental disclosure of cash flow information for the non-cash contribution of fixed assets-net and other assets for stock.
       2) Ensure each category in your consolidated statements of changes in stockholders'
       equity/ (deficit) foots and cross-foots to the corresponding amount in the total
 Madeline Cammarata
Green Stream Holdings Inc.
January 22, 2020
Page 2
         shareholders' equity (deficit) column.
         3) Provide an explanation of the cancellation of debt category in the consolidated statements of changes in stockholders' equity/ (deficit).




       You may contact Peter McPhun at 202-551-3581 or Eric McPhee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameMadeline Cammarata                          Sincerely,
Comapany NameGreen Stream Holdings Inc.
                                                              Division of
Corporation Finance
January 22, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName